UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                      OF 1934

For the fiscal year ended December 31, 2001

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file Number: 0-14951

BUTLER INTERNATIONAL, INC. 401(k) PLAN
 (Full name of plan)

BUTLER INTERNATIONAL, INC.
 (Exact name of registrant as specified in its charter)

Maryland	06-1154321
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
110 Summit Avenue, Montvale, New Jersey 07645
(Address of principal executive offices and zip code)

(201) 573-8000
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ 

BULTER INTERNATIONAL, INC.
401(k) PLAN

TABLE OF CONTENTS

Page No.

INDEPENDENT AUDITORS' REPORT	3

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	5

Notes to Financial Statements	6 - 10

SUPPLEMENTAL SCHEDULE:
Schedule of Assets (Held at End of Year) as of December 31, 2001	11

All other supplemental schedules are omitted because they are not applicable.

EXHIBIT 1 - Independent Auditors' Consent	12

SIGNATURES	13

INDEPENDENT AUDITORS' REPORT

Trustees
Butler International, Inc.
401(k) Plan
Montvale, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Butler International, Inc. 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 21, 2002

BUTLER INTERNATIONAL, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	As of December 31,
	2001	2000
ASSETS
Investments at fair value (Note 4)	$ 36,793	$ 40,391
Receivables:
Employer contributions	404	393
Participant contributions	140	186
Total receivables	544	579

Total assets	37,337	40,970

LIABILITIES
Other liabilities	370	225

Net assets available for benefits	$ 36,967	$ 40,745

The accompanying notes are an integral part of these financial statements.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

Year Ended
December 31, 2001

Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments (Note 4)	$ (5,548)
Interest	80
Dividends	310
(5,158)
Contributions:
Participant	6,129
Employer	1,787
7,916

Total additions	2,758

Deductions from net assets attributed to:
Benefits paid to participants	6,464
Administrative expenses (Note 3)	65
Other	7

Total deductions	6,536

Net decrease	(3,778)

Net assets available for benefits:
Beginning of year	40,745

End of year	$ 36,967

The accompanying notes are an integral part of these financial statements.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

  PLAN DESCRIPTION

  The following description of the Butler International, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more detailed description.

  General:
  In November 1989, Butler Service Group, Inc. (the "Company") established the Plan, which was adopted by its wholly owned subsidiaries. The Plan is a continuation of the Butler Service Group, Inc. Investment Savings Plan and is designed to provide an incentive for employees of the Company to save regularly through payroll deductions and possible matching contributions by the Company. The Plan is a defined contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

  The Employee Benefits Administrative Committee comprising up to three persons appointed by the Company's Board of Directors administers the Plan. The trust department of an independent third-party bank is the Plan's Trustee.

  Contributions:
  Generally, participants may contribute from 1% to 20%, in whole percentages, of eligible compensation to the Plan on a pretax basis through automatic payroll deductions ("elective deferral contributions"). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investments of their contributions into various investment options offered by the Plan. The Plan currently offers 15 investment options, which include a bank collective fund, various mutual funds and the Butler Stock Fund. Total participant contributions in any calendar year are limited to the applicable limit under Internal Revenue Code Section 402(g). Such limit is $10,500 for calendar years 2001 and 2000. The Plan also provides that certain limitations may be imposed on participant's contributions in order to comply with statutory requirements. Other liabilities include refunds of excess contributions to highly compensated employees. Participants may request changes to their elective deferral contribution rate or discontinue their contributions through the Plan's voice response system. The changes or discontinuance will be effective as soon as it is administratively feasible.

  The Company may make matching contributions or other additional discretionary contributions to the Plan in amounts determined by the Employee Benefits Administrative Committee. Any such contributions are allocated to the participants' accounts as provided by the Plan and invested directly in the Butler Stock Fund or, as specified under a customer contract, allocated in proportion to the elective deferral contributions. In 2001 and 2000, the Company made matching contributions of approximately $624,000 and $596,000, respectively. In 2001 and 2000, the Company also made contributions of approximately $1,163,000 and $1,090,000, respectively, to the Plan in accordance with a customer contract, which was funded by the customer.

  Participant Accounts:
  Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Participant Loans:
  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the vested portion of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate of Prime plus 1 percent. Principal and interest is paid ratably through payroll deductions. Loans must be repaid within an agreed period but no more than five years. However, if the loan is made for the purchase or construction of the participant's principal place of residence, the repayment period may be longer than five years. Only one loan will be granted at a time and must be repaid in full before another loan can be requested.

  BUTLER INTERNATIONAL, INC. 401(k) PLAN
  NOTES TO FINANCIAL STATEMENTS, Continued

  Vesting:
  Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus the actual earnings thereon is based on years of service. The matching and discretionary contributions vest according to the following schedule:
Completed Years of Service	Percentage of Contribution Vested
Matching Contributions:
Less then 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%
Discretionary Contributions:
Less than 3 years	0%
3 years or more	100%

  A participant is also 100% vested if termination of employment is due to retirement after age 65, total disability or death.

  Forfeited Accounts:
  When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account, as defined by the Plan, represents a forfeiture. Generally, if the participant is rehired within five years, any amounts previously forfeited would be restored. Forfeitures are utilized to: (1) restore matching contribution balances of re-employed participants; (2) pay plan expenses; and (3) reduce the Company's future contributions. At December 31, 2001, forfeited nonvested accounts totaled approximately $28,000. In 2001, no amounts from forfeited nonvested accounts were used.

  Payment of Benefits:
  On termination of services, a participant may elect to: (1) receive a lump-sum payment; (2) roll over funds to another qualified plan or an Individual Retirement Plan; or (3) defer receipt of funds that exceed $5,000 until April 1 following the later of the calendar year the participant reaches age 70½ or the calendar year of participant's retirement. Participants may withdraw funds while employed only from accounts in which they are fully vested after attaining age 59 1/2. Prior to attaining age 59 1/2 a withdrawal may be made for financial hardship. Only one withdrawal may be requested during any Plan year for reasons other than financial hardship. The minimum amount available for a withdrawal is $500. If the participant has an outstanding loan, the amount of funds available for withdrawal may be limited. A participant will have a 100% vested interest in all accounts upon retirement at or after age 65, in the event of a permanent disability or in the event of death prior to termination of employment. Upon termination of employment, the value of the vested accounts will be paid in a lump sum.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accompanying financial statements are prepared on the accrual basis of accounting and are presented in accordance with the financial reporting requirements of ERISA.

  BUTLER INTERNATIONAL, INC. 401(k) PLAN
  NOTES TO FINANCIAL STATEMENTS, Continued

  Use of Estimates
  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Investment Valuation and Income Recognition
  The Plan's investments are stated at fair value. Quoted market prices are used to value investments except for its collective trust fund. Investments in collective trust fund are stated at estimated fair values, which have been determined based on the unit values of the funds. The bank sponsoring the collective trust fund determines the unit value by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  Net Appreciation (Depreciation) in Fair Value of Investments
  Net realized and unrealized appreciation (depreciation) is recorded in the accompanying financial statements as net appreciation (depreciation) in fair value of investments.

  Payment of Benefits
  Benefits are recorded when paid.

  RELATED-PARTY TRANSACTIONS

  Certain Plan investments are shares of mutual funds managed by Prudential Bank and Trust Company ("Prudential"). Prudential is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. For the year ended December 31, 2001, fees paid by the Plan for administrative services amounted to approximately $65,000, which includes application and processing fees for participant loans. Officers and employees of the Company perform certain administrative functions for the Plan. No such officer or employee receives compensation from the Plan.

  INVESTMENTS

  The following presents investments that represent 5 percent or more of the Plan's net assets (in thousands):

	December 31,
	2001	2000

The Stable Value Fund	$ 9,459	$ 8,696
MFS Emerging Growth Fund - Class A	6,465	9,942
AIM Balanced Fund - Class A	4,134	4,901
Prudential Stock Index Fund - Class Z	3,961	3,790
Templeton Foreign Fund - Class A	2,727	3,411
Fidelity Advisor Growth Opportunities Fund - Class T	2,908	3,405
Butler Stock Fund *	2,622	3,062

* Nonparticipant directed

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

  During 2001, the Plan's investments (including gains and losses on investment brought and sold, as well as held during the year) depreciated in value by approximately $5,548,000 as follows (in thousands):

Mutual funds	$ (4,299)
Common stock	(1,249)
$ (5,548)

  NONPARTICIPANT-DIRECTED INVESTMENTS

  Information about the net assets and the significant components of changes in net assets relating to the nonparticipant-directed investments is as follows (in thousands):

	As of December 31,
	2001	2000
Net Assets:
Butler Stock Fund:
Butler International, Inc. Common Sock	$ 2,619	$ 3,058
Money market funds	1	4
Cash	2	-
	$ 2,622	$ 3,062

For the Year Ended
December 31, 2001
Changes in Net Assets:
Butler Stock Fund:
Contributions	$ 1,074
Interest	12
Net depreciation	(1,249)
Benefits paid to participants	(322)
Administrative expenses	(2)
Transfer to (from) participant-directed investments	47
$ (440)

  TAX STATUS

  The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated April 22, 1996, that the Plan and related trust, as amended through March 27, 1995, are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan document was amended during 2001 to comply with the requirements of GUST. The GUST amendments relate to a series of tax laws which amend the tax qualification requirements for retirement plans. Management believes all amendments subsequent to March 27, 1995 are in compliance with applicable requirements of the IRC and other related legislation. The Plan filed for a new tax determination letter with the IRS on February 25, 2002 (see Note 8). Management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, there is no provision for income taxes in the financial statements.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

  PLAN TERMINATION

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA. In the event the Plan is terminated, all participants will be 100% vested in all their accounts and benefits will be paid strictly under the terms of the Plan. The Pension Benefit Guaranty Corporation does not insure benefits under defined contribution plans of the 401(k) type.

  SUBSEQUENT EVENT

The Plan filed for a new tax determination letter with the IRS on February 25, 2002 in relation to the changes made to the Plan document during 2001 to comply with the provision of GUST (see Note 6).

BUTLER INTERNATIONAL, INC. 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2001

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current value

	Cash		$ 1,752	$ 1,752
*	Prudential Moneymart Asset Fund	Money Market Fund	1,180	1,180
	The Stable Value Fund	Bank Collective Trust Fund - 304,021 shares		9,458,709
	Selgman Global Smaller Companies Fund - Class A	Mutual Fund - 13,180 shares		158,291
*	Prudential Equity Fund - Class A	Mutual Fund - 27,604 shares		388,110
*	Prudential Government Income Fund - Class A	Mutual Fund - 81,363 shares		731,450
*	Prudential Stock Index Fund - Class Z	Mutual Fund - 155,034 shares		3,961,125
	Alliance Quasar Fund - Class A	Mutual Fund - 12,258 shares		249,088
	MFS Emerging Growth Fund - Class A	Mutual Fund - 194,599 shares		6,464,583
*	Prudential Global Total Return Fund - Class A	Mutual Fund - 22,371 shares		152,124
*	Prudential Global Growth Fund - Class A	Mutual Fund - 40,267 shares		537,156
*	Butler International, Inc.	Common Stock - 903,207 shares	8,768,359	2,619,300
	Fidelity Advisor Value Strategies Fund - Class T	Mutual Fund - 42,259 shares		1,135,924
	Fidelity Advisor Growth Opportunities Fund - Class T	Mutual Fund - 101,106 shares		2,907,799
	Templeton Foreign Fund - Class A	Mutual Fund - 294,786 shares		2,726,772
	AIM Balanced Fund - Class A	Mutual Fund - 159,374 shares		4,134,152
*	Prudential High-Yield Fund - Class A	Mutual Fund - 42,915 shares		239,037
*	The Prudential Insurance - LN AP Fund	Money Market Fund		50
*	Participant Loans	Interest rates ranging from 7.50% to 10.5%; maturity dates ranging from February 2002 to September 2030		926,199
				$ 36,792,802

*	A party-in-interest as defined by ERISA

EXHIBIT 1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 333-57342, No. 333-69799, No. 333-69801, No. 333-22263, No. 33-58481 and No. 33-87012 on Form S-8, Registration Statement No. 33-59427 on Form S-3 and Post-Effective Amendment No. 4 to Registration Statement No. 33-58278 on Form S-2 of our report dated June 21, 2002 appearing in this Annual Report on Form 11-K of Butler International, Inc. 401(k) Plan for the year ended December 31, 2001.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 26, 2002

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
BUTLER INTERNATIONAL, INC. (Registrant)

June 27, 2002	By:__________________________
Michael C. Hellriegel Senior Vice President and Chief Financial Officer